

January 20, 2022

Michael Mandarello, Esq.
General Counsel
Venus Concept Inc.
235 Yorkland Blvd., Suite 900
Toronto, Ontario M2J 4Y8

      Re: Venus Concept Inc.
            Registration Statement on Form S-3
            Filed January 14, 2022
            File No. 333-262160

Dear Mr. Mandarello:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences

cc: Richard Raymer